JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04030236

7th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

SUPPL

Jardine Matheson Holdings Limited

We enclose for your information a notification which we have sent to the UK Listing Authority on 6th May 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl.

dw 5/19

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

communicate RNS

Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of AGM
Released	15:25 6 May 2004
Number	3830Y

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 25th March 2004 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 6th MAY 2004

www.jardines.com

END

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